SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Morgans Hotel Group Co.

(Name of the Issuer)

Morgans Hotel Group Co.	SBEEG Holdings, LLC Trousdale Acquisition Sub, Inc.	Yucaipa Hospitality Investments, LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number of Class of Securities)

Morgans Hotel Group Co. 475 Tenth Avenue, 11th Floor New York, NY 10018 (212) 277-4100 Attn: General Counsel	SBEEG Holdings, LLC Trousdale Acquisition Sub, Inc. 5900 Wilshire, 31st Floor, Los Angeles, CA 90036 (323) 655-8000 Attn: Sam Nazarian	Yucaipa Hospitality Investments, LLC 9130 Sunset Blvd. Los Angeles, CA 90069 (310) 789-7200 Attn: Robert P. Bermingham

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Fried, Frank, Harris Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 Attn: Warren S. de Wied, Esq. Daniel Bursky, Esq.	O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6000 Attn: Mark Easton, Esq.	Sidley Austin LLP 555 West Fifth Street Los Angeles, CA 90013 (213) 896-6000 Attn: Stephen D. Blevit, Esq. Vijay S. Sekhon, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$81,279,648	$8,185

* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

In accordance with Exchange Act Rule 0-11(c), the filing fee of $8,185 was determined by multiplying 0.0001007 by the estimated aggregate merger consideration of $81,279,648. The aggregate merger consideration was calculated by multiplying the 36,124,288 shares of common stock (including shares subject to restricted stock units and LTIP Units by the per share merger consideration of $2.25.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $8,185	Filing Party: Morgans Hotel Group Co.
Form or Registration No.: Schedule 14A	Date Filed: June 22, 2016

Introduction

This Amendment No. 2, together with exhibits hereto (this “Amendment No. 2”) is being filed to update the Company’s Schedule 13E-3 Amendment No. 1 to reflect the revisions in response to the Securities and Exchange Commission (the “SEC”) comment letter dated July 11, 2016. It is also being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by (i) Morgans Hotel Group Co., a Delaware corporation (the “Company”), (ii) Trousdale Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), (iii) SBEEG Holdings, LLC, a Delaware limited liability company (“SBE”) and (iv) Yucaipa Hospitality Investments, LLC, a Delaware limited liability company (“Yucaipa”) (each a “Filing Person” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 9, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, SBE and Merger Sub. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger, as a direct or indirect wholly owned subsidiary of a new holding company to be established by SBE, in which Yucaipa, the members of SBE and certain other parties will be members (“Purchaser”). Upon completion of the merger, each share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), other than shares owned by the Company and SBE and holders who have properly demanded and not withdrawn a demand for appraisal rights, will be converted into the right to receive $2.25 per share in cash, without interest and less any required withholding taxes. Following the completion of the merger, the Common Stock will no longer be publicly traded, and holders of the Common Stock that has been converted will cease to have any ownership interest in the Company. The Series A preferred securities of the company, par value $9.01 per share, will be exchanged for a combination of common and preferred equity interests in Purchaser and certain restaurants leasehold interests, as more fully described in the Proxy Statement (as defined below). The holder of all of the Series A preferred securities has entered into a voting agreement with SBE, subject to the terms and conditions of which it has agreed to consent to the merger and the exchange of Series A preferred securities described above.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) Name and address. The Company’s name, and the address and telephone number of its principal executive offices are as follows:

Morgans Hotel Group Co.

475 Tenth Avenue

New York, NY 10018

(212) 277-4100

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote for the Merger”

“Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Market Price of the Company’s Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding the Company—Market Price of the Company’s Common Stock”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in Common Stock”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Parties to the Merger”

“Important Information Regarding the Company”

“Important Information Regarding SBE, Merger Sub and Purchaser”

“Important Information Regarding Yucaipa”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Not applicable.

(2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Series A Preferred Securities”

“The Merger Agreement—Treatment of Non-Managing Member Units”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment with respect to Common Stock and Equity Awards in the Merger”

(2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Required Vote for the Merger”

“The Merger Agreement—Conditions to the Merger”

(2)(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Series A Preferred Securities”

“The Merger Agreement—Treatment of Non-Managing Member Units”

“Agreements Involving Common Stock”

(2)(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Anticipated Accounting Treatment of the Merger”

(2)(vii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Series A Preferred Securities”

“The Merger Agreement—Treatment of Non-Managing Member Units”

“Agreements Involving Common Stock”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Series A Preferred Securities”

“The Merger Agreement—Treatment of Non-Managing Member Units”

“Special Factors—Appraisal Rights”

“Rights of Appraisal”

Annex C—Section 262 of the Delaware General Corporation Law

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Series A Preferred Securities”

“The Merger Agreement—Treatment of Non-Managing Member Units”

“Agreements Involving Common Stock”

“Important Information Regarding the Company—Transactions in Common Stock”

(b) - (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of SBE, Merger Sub and Purchaser as to Fairness of the Merger”

“Special Factors—Position of Yucaipa as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock”

“Important Information Regarding the Company—Transactions in Common Stock”

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Debt Financing”

“Special Factors—Limited Guaranty”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote for the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock—Voting Agreement”

“Agreements Involving Common Stock—Rollover Commitment Letter”

Item 6.	Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Series A Preferred Securities”

“The Merger Agreement—Treatment of Non-Managing Member Units”

“The Merger Agreement—Treatment of Company Equity Awards”

(c)(1) - (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of SBE, Merger Sub and Purchaser as to Fairness of the Merger”

“Special Factors—Position of Yucaipa as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Debt Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Series A Preferred Securities”

“The Merger Agreement—Treatment of Non-Managing Member Units”

“The Merger Agreement—Treatment of Company Equity Awards”

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

“Special Factors—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Morgan Stanley”

“Special Factors—Position of SBE, Merger Sub and Purchaser as to Fairness of the Merger”

“Special Factors—Position of Yucaipa as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Morgan Stanley & Co. LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Series A Preferred Securities”

“The Merger Agreement—Treatment of Non-Managing Member Units”

“The Merger Agreement—Treatment of Company Equity Awards”

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Morgan Stanley”

“Special Factors—Position of SBE, Merger Sub and Purchaser as to Fairness of the Merger”

“Special Factors—Position of Yucaipa as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

“Special Factors—Interests of The Company’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Morgan Stanley & Co. LLC

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote for the Merger”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Morgan Stanley”

“Special Factors—Position of SBE, Merger Sub and Purchaser as to Fairness of the Merger”

“Special Factors—Position of Yucaipa as to Fairness of the Merger”

Annex B—Opinion of Morgan Stanley & Co. LLC

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of SBE, Merger Sub and Purchaser as to Fairness of the Merger”

“Special Factors—Position of Yucaipa as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Recommendation of the Board of Directors”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Morgan Stanley”

“Where You Can Find Additional Information”

Annex B—Opinion of Morgan Stanley & Co. LLC

Presentation to the Board of Directors, dated March 14, 2016, presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company.

Fairness Opinion Presentation, dated May 8, 2016, presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing”

“Special Factors—Debt Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Stock—Rollover Commitment Letter”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees; Reimbursement of Expenses”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

As of [●], the directors and executive officers of each of SBE and Merger Sub do not beneficially own any shares of Common Stock, except as set forth below:

Richard Acosta, Chief Financial Officer of SBE, acquired 32 shares of Common Stock on October 16, 2014, representing a 0.0000009% interest in the Company. Mr. Acosta’s address is 5900 Wilshire, 31st Floor, Los Angeles, CA 90036.

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Agreements Involving Common Stock”

“Important Information Regarding the Company—Transactions in Common Stock”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of SBE, Merger Sub and Purchaser as to Fairness of the Merger”

“Special Factors—Position of Yucaipa as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote for the Merger”

“Agreements Involving Common Stock”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of SBE, Merger Sub and Purchaser as to Fairness of the Merger”

“Special Factors—Position of Yucaipa as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of SBE, Merger Sub and Purchaser for the Merger”

“Special Factors—Purposes and Reasons of Yucaipa for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Item 13.	Financial Information

Regulation M-A Item 1010

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Selected Historical Financial Information”

“Important Information Regarding the Company—Ratio of Earnings to Fixed Charges”

“Important Information Regarding the Company—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) - (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Additional Assistance”

Item 15.	Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors— Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Merger”

(c)Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1) Preliminary Proxy Statement of Morgans Hotel Group Co. (incorporated herein by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Morgans Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated May 9, 2016 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed May 9, 2016).

(b)(1) Debt Commitment Letter, dated as of May 9, 2016, by and between SBEEG Holdings, LLC and Security Benefit Corporation.

(c)(1) Opinion of Morgan Stanley & Co. LLC, dated May 9, 2016 (incorporated herein by reference to Annex B of the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(c)(2)*Presentation to the Board of Directors, dated March 14, 2016, presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company.

(c)(3)*Fairness Opinion Presentation, dated May 8, 2016, presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company.

(d)(1) Agreement and Plan of Merger, by and among Morgans Hotel Group Co., SBEEG Holdings, LLC and Trousdale Acquisition Sub, Inc., dated as of May 9, 2016 (incorporated herein by reference to Annex A of the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(d)(2) Rollover Letter, by and among Yucaipa Hospitality Investments, LLC, SBEEG Holdings, LLC and Trousdale Acquisition Sub, Inc., dated as of May 9, 2016.

(d)(4) Monroe Voting Agreement, among SBEEG Holdings, LLC and OTK Associates, LLC, dated as of May 9, 2016.

(d)(5) Monroe Voting Agreement, among SBEEG Holdings, LLC, Pine River Master Fund Ltd., Pine River Fixed Income Master Fund Ltd. and Pine River Convertibles Master Fund Ltd., dated as of May 9, 2016.

(d)(6) Monroe Voting Agreement, among SBEEG Holdings, LLC and Accommodations Acquisition Corp., dated as of May 9, 2016.

(d)(7) Monroe Voting Agreement, among SBEEG Holdings, LLC and Yucaipa Hospitality Investments, LLC, dated as of May 9, 2016.

(d)(9) Equity Commitment Letter, dated as of May 9, 2016, by and between SBEEG Holdings, LLC and Cain Hoy Enterprises LP.

(d)(10) Guaranty of Commitment, dated as of May 9, 2016, by and between Security Benefit Corporation and Cain Hoy Enterprises LP.

(f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(g) None.

* Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 18, 2016

MORGANS HOTEL GROUP CO.

By:	/s/ Richard Szymanski
Name:	Richard Szymanski
Title:	Chief Financial Officer

SBEEG HOLDINGS, LLC

By:	/s/ Sam Nazarian
Name:	Sam Nazarian
Title:	Chairman & Chief Executive Officer

TROUSDALE ACQUISITION SUB, INC.

By:	/s/ Sam Nazarian
Name:	Sam Nazarian
Title:	Chairman & President

YUCAIPA HOSPITALITY INVESTMENTS, LLC

By:	/s/ Robert P. Bermingham
Name:	Robert P. Bermingham
Title:	Vice President & Secretary